Mail Stop 4561

June 19, 2007

VIA U.S. MAIL AND FAX (205)969-3756

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
100 Urban Center Drive, Suite 501
Birmingham, AL 35242

Re: Medical Properties Trust, Inc.
        File No. 001-32559
        Form 10-K for Fiscal Year Ended
        December 31, 2006

Dear Mr. Hamner:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

1. It appears as if you have a significant credit concentration related to your leasing arrangements with Vibra Healthcare LLC and as such you have included the financial statements in Exhibit 99.1. It is unclear whether these financial statements have been audited. Please revise your filing to include audited

financial statements of Vibra Healthcare LLC or explain to us why audited financial statements are not required.

Item 8. Financial Statements and Supplementary Data

2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

2. Please explain to us the provisions of your rental agreements that entitle you to rental income during the construction period. To the extent the lessee is funding a portion of the construction costs, explain to us why these amounts have not been accounted for as a reduction of the cost basis of the asset. In your response, cite the sections of your lease agreements that describe this arrangement and the basis for your current accounting treatment.

Real Estate and Depreciation, page 45

3. Explain to us the Company's methodology for determining the amount of interest expense that may be capitalizable to development projects. In your response, please provide us with an analysis of the amounts and timing of any transfers of capital costs from development during the current year, capital costs incurred during the current year, and the rate used to capitalize interest thereon. Reference is made of SFAS 34.

4. Debt, page 50

4. Please provide us with your analysis under EITF 00-19 and SFAS 133 of the "capped call" transaction you entered into in conjunction with the issuance of the Exchangeable Notes during November 2006. Explain to us how you determined that the premium paid to enter into this transaction should be accounted for as a reduction of equity.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief